Exhibit 99.1

NEWS RELEASE
Trading Symbol: TSX/NYSE AMERICAN: SVM

SILVERCORP REPORTS NET INCOME OF $15.5 MILLION, $0.09 PER SHARE,
AND CASH FLOW FROM OPERATIONS OF $29.6 MILLION FOR Q2 FISCAL 2021

VANCOUVER, British Columbia – November 5, 2020 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) reported its financial and operating results for the second quarter ended September 30, 2020 (“Q2 Fiscal 2021”). All amounts are expressed in US Dollars.

Q2 FISCAL YEAR 2021 HIGHLIGHTS

  Mined 267,853 tonnes of ore, up 3% compared to the prior year quarter;

  Sold approximately 1.7 million ounces of silver, 2,200 ounces of gold, 18.6 million pounds of lead, and 7.4 million pounds of zinc, representing an increase of 100% and 11% in gold and zinc sold, and a decrease of 8% and 3% in silver and lead sold, compared to the prior year quarter;

  Revenue of $56.4 million, up 13% or $6.5 million compared to $49.9 million in the prior year quarter;

  Net income attributable to equity shareholders of the Company of $15.5 million, or $0.09 per share, up 27% compared to $12.2 million or $0.07 per share in the prior year quarter;

  Cash cost per ounce of silver1, net of by-product credits, of negative $2.09, compared to negative $2.72 in the prior year quarter;

  All-in sustaining cost per ounce of silver1, net of by-product credits, of $6.99, compared to $4.15 in the prior year quarter;

  Cash flow from operations of $29.6 million, up 13% compared to $26.2 million in the prior year quarter;

  Gain of $2.8 million on equity investments;

  Invested $5.6 million in two Canadian junior exploration companies;

  Investment in New Pacific Metals Corp. (“NUAG”) with market value of $212.0 million and other investments of $16.4 million; and

  Strong balance sheet with $200.1 million in cash and cash equivalents and short-term investments, an increase of $21.7 million or 12% compared to $178.4 million as at June 30, 2020.

FINANCIALS

Net income attributable to equity shareholders of the Company in Q2 Fiscal 2021 was $15.5 million, or $0.09 per share, compared to $12.2 million, or $0.07 per share in the three months ended September 30, 2019 (“Q2 Fiscal 2020”).

Compared to Q2 Fiscal 2020, the Company’s financial results in Q2 Fiscal 2021 were mainly impacted by the following: i) an increase of 31%, 15% and 16% in the net realized selling prices for silver, gold and zinc, offset by a decrease of 8% in the net realized selling price for lead; ii) an increase of 100% and 11% in the amount of gold and zinc sold, offset by a decrease of 8% and 3% in the amount of silver and lead sold; iii)

[1] Alternative performance (non-IFRS) measure. Please refer to section 10 of the corresponding MD&A for reconciliation.

a gain of $2.8 million on equity investments reported in profit; and offset by iv) $1.3 million in foreign exchange loss.

Revenue in Q2 Fiscal 2021 was $56.4 million, up 13% or $6.5 million compared to $49.9 million in Q2 Fiscal 2020. The increase was mainly due to i) an increase of $9.4 million in revenue arising from the increase in the net realized selling prices for silver, gold and lead; and ii) an increase of $2.0 million in revenue arising from the increase in the amount of gold and zinc sold; offset by iii) a decrease of $1.4 million arising from the decrease in the net realized selling price for lead; iv) a decrease of $3.3 million arsing from the decrease in the amount of silver and lead sold; and v) a decrease of $0.2 million in revenue from other metals. Silver, gold and base metal sales represented $33.0 million, $3.0 million, and $20.3 million, respectively, compared to silver, gold and base metals sales of $27.4 million, $1.3 million, and $21.1 million, respectively, in Q2 Fiscal 2020. Revenue from the Ying Mining District in Q2 Fiscal 2021 was $45.7 million, up 8% compared to $42.3 million in Q2 Fiscal 2020. Revenue from the GC Mine in Q2 Fiscal 2021 was $9.2 million, up 21% compared to $7.6 million in Q2 Fiscal 2020. Revenue from the BYP Mine was $1.5 million, compared to $nil in Q2 Fiscal 2020 as the Company sold all remaining gold concentrate inventories produced by the mine before it was placed on care and maintenance in 2014.

Production costs expensed in Q2 Fiscal 2021 were $19.7 million, an increase of $2.4 million, compared to $17.3 million in Q2 Fiscal 2020. The production costs expensed represent approximately 281,980 tonnes of ore processed and expensed at a cost of $69.82 per tonne, compared to approximately 263,050 tonnes at $65.73 per tonne in Q2 Fiscal 2020.

Income from mine operations in Q2 Fiscal 2021 was $26.7 million or 47% of revenue, compared to $22.7 million or 45% of revenue in Q2 Fiscal 2020. Income from mine operations at the Ying Mining District was $23.1 million or 51% of revenue, compared to $20.5 million or 49% of revenue in Q2 Fiscal 2020. Income from mine operations at the GC Mine was $2.9 million or 32% of revenue, compared to $2.2 million or 29% of revenue in Q2 Fiscal 2020.

General and administrative expenses in Q2 Fiscal 2021 were $5.1 million, an increase of $0.3 million compared to $4.8 million in Q2 Fiscal 2020. The increase was mainly due to an increase of $0.3 million in share-based compensation. General and administrative expenses included corporate administrative expenses of $2.8 million (Q2 Fiscal 2020 - $2.6 million) and mine administrative expenses of $2.3 million (Q2 Fiscal 2020 - $2.2 million).

Foreign exchange loss in Q2 Fiscal 2021 was $1.3 million compared to a gain of $0.8 million in Q2 Fiscal 2020. The foreign exchange loss is mainly driven by the appreciation of the Canadian dollar against the US dollar.

Share of loss in an associate in Q2 Fiscal 2021 was $0.3 million (Q2 Fiscal 2020 – $0.2 million), representing the Company’s equity share of the loss in NUAG.

Gain on equity investments recorded in profit in Q2 Fiscal 2021 was $2.8 million, compared to $nil in Q2 Fiscal 2020. A total gain of $4.8 million on equity investments was reported in Q2 Fiscal 2021, of which $2.0 million was recorded in other comprehensive income as the Company made elections to account for equity investments on an instrument-by-instrument basis.

Income tax expenses in Q2 Fiscal 2021 were $5.9 million, compared to $5.1 million in Q2 Fiscal 2020. The income tax expenses comprised of current income tax expenses of $5.2 million (Q2 Fiscal 2020 - $1.0 million) and deferred income tax expenses of $0.7 million (Q2 Fiscal 2020 - $4.2 million).

Cash flow provided by operating activities in Q2 Fiscal 2021 was $29.6 million, an increase of $3.4 million, compared to $26.2 million in Q2 Fiscal 2020.

For the six months ended September 30, 2020, net income attributable to equity shareholders of the Company was $31.0 million or $0.18 per share, an increase of $6.2 million, compared to $24.8 million or $0.14 per share in the same prior year period; revenue was $103.1 million, up 8% or $7.6 million, compared to $95.5 million in the same prior year period; income from mine operations was $46.0 million or 45% of revenue, compared to $40.4 million or 42% of revenue in the same prior year period; gain on equity recorded in profit was $8.2 million compared to $nil in the same prior year period; foreign exchange loss was $4.0 million compared to $0.1 million in the same prior year period; and cash flow from operating activities was $59.7 million, up 30% from $46.1 million in the same prior year period.

The Company ended the period with $200.1 million in cash and short-term investments, an increase of $21.7 million or 12% compared to $178.4 million as at June 30, 2020; and an increase of $57.6 million or 40% compared to $142.5 million as at March 31, 2020.

Working capital as at September 30, 2020 was $169.3 million, an increase of $15.6 million or 10% compared to $153.7 million as at June 30, 2020; and an increase of $39.0 million or 30%, compared to $130.4 million as at March 31, 2020.

OPERATIONS AND DEVELOPMENT

(i)	Q2 Fiscal 2021 vs. Q2 Fiscal 2020

In Q2 Fiscal 2021, on a consolidated basis, the Company mined 267,853 tonnes of ore, up 3% or 8,596 tonnes compared to 259,257 tonnes in Q2 Fiscal 2020. Ore milled was 263,933 tonnes, a slight decrease of 1% or 1,348 tonnes, compared to 265,281 tonnes in Q2 Fiscal 2020.

In Q2 Fiscal 2021, the Company sold approximately 1.7 million ounces of silver, 2,200 ounces of gold, 18.6 million pounds of lead, and 7.4 million pounds of zinc, an increase of 100% and 11% in gold and zinc sold, and a decrease of 8% and 3% in silver and lead sold, compared to 1.9 million ounces of silver, 1,100 ounces of gold, 19.1 million pounds of lead, and 6.7 million pounds of zinc in Q2 Fiscal 2020.

In Q2 Fiscal 2021, the consolidated total mining and cash mining costs were $76.95 and $57.61 per tonne, up 6% and 10% compared to $72.85 and $52.37 per tonne, respectively, in Q2 Fiscal 2020. The increase in per tonne cash mining costs was mainly due to an increase of $1.4 million in drilling and related expenses arising from an increase of 38,326 metres of diamond drilling.

The consolidated total milling and cash milling costs were $11.11 and $9.64 per tonne, down 11% and 10% compared to $12.46 and $10.76 per tonne, respectively, in Q2 Fiscal 2020. The decrease in per tonne cash milling costs was mainly due to a decrease of $0.2 million in raw material costs.

Correspondingly, the consolidated cash production cost per tonne of ore processed in Q2 Fiscal 2021 was $69.82, up 6% compared to $65.73 in Q2 Fiscal 2020. The consolidated all-in sustaining production cost per tonne of ore processed was $124.24, up 13% compared to $109.51 in Q2 Fiscal 2020, but within the Company’s annual cost guidance. The increase was mainly due to the increase in cash mining costs and a $2.3 million increase in sustaining capital expenditures.

In Q2 Fiscal 2021, the consolidated cash cost per ounce of silver, net of by-product credits, was negative $2.09, compared to negative $2.72, in Q2 Fiscal 2020. The consolidated all-in sustaining cost per ounce of silver, net of by-product credits, was $6.99 compared to $4.15 in Q2 Fiscal 2020. The increase was mainly due to i) an increase of 6% in per tonne production costs; ii) a decrease of $0.9 million in by-product sales; iii) a decrease of 8% in silver sold, and iv) an increase of $2.3 million in sustaining capital expenditures.

In Q2 Fiscal 2021, on a consolidated basis, approximately 71,274 metres or $2.5 million worth of diamond drilling (Q2 Fiscal 2020 – 32,948 metres or $1.1 million) and 7,693 metres or $1.9 million worth of preparation tunnelling (Q2 Fiscal 2020 – 11,656 metres or $3.1 million) were completed and expensed as mining preparation costs. In addition, approximately 25,678 metres or $8.5 million worth of horizontal tunnels, raises, ramps and declines (Q2 Fiscal 2020 – 20,107 metres or $7.1 million) were completed and capitalized.

(ii) Six months ended September 30, 2020 vs. six months ended September 30, 2019

For the six months ended September 30, 2020, on a consolidated basis, the Company mined 522,408 tonnes of ore, up 1% or 5,759 tonnes, compared to 516,649 tonnes mined in the same prior year period. Ore milled was 526,259 tonnes, a slight increase of 1,435 tonnes, compared to 524,824 tonnes in the same prior year period.

The Company sold approximately 3.6 million ounces of silver, 3,300 ounces of gold, 39.4 million pounds of lead, and 14.4 million pounds of zinc, an increase of 57%, 7%, and 3% in gold, lead, and zinc sold, and a decrease of 4% in silver sold, compared to 3.7 million ounces of silver, 2,100 ounces of gold, 36.9 million pounds of lead, and 14.0 million pounds of zinc sold in the same prior year period.

For the six months ended September 30, 2020, the consolidated total mining cost and cash mining cost were $75.46 and $56.32 per tonne, respectively, compared to $75.12 and $53.91 per tonne in the same prior year period. The increase in per tonne cash mining cost was mainly due to an increase of $2.5 million in drilling and related expenses arising from an increase of 43,405 metres of diamond drilling.

The consolidated total milling cost and cash milling cost were $11.08 and $9.61, respectively, compared to $12.47 and $10.69 per tonne in the same prior year period.

Correspondingly, the consolidated cash production cost per tonne of ore processed was $68.47, up 2% compared to $67.29 in the same prior year period. The all-in sustaining production cost per tonne of ore processed was $118.46, up 3% compared to $114.80 in the same prior year period. The increase was mainly due to the increase in per tonne cash mining costs and an increase of $0.7 million in sustaining capital expenditures.

For the six months ended September 30, 2020, the consolidated cash cost per ounce of silver, net of byproduct credits, was negative $1.77, compared to negative $2.45 in the same prior year period. The consolidated all-in sustaining cost per ounce of silver, net of by-product credits was $6.28 compared to $4.91 in the same prior year period. The increase was mainly due to i) an increase of 2% in per tonne production costs; ii) a decrease of $0.6 million in by-product sales; iii) an increase of $0.7 million in sustaining capital expenditures; and iv) a decrease of 4% in silver sold.

For the six months ended September 30, 2020, on a consolidated basis, approximately 107,971 metres or $4.5 million worth of diamond drilling (same prior year period – 64,566 metres or $2.0 million) and 17,358 metres or $3.6 million worth of preparation tunnelling (same prior year period – 24,312 metres or $6.2 million) were completed and expensed as mining preparation costs. In addition, approximately 52,053 metres or $17.5 million worth of horizontal tunnels, raises, ramps and declines (same prior year period –41,499 metres or $14.5 million) were completed and capitalized.

1.	Ying Mining District, Henan Province, China

Ying Mining District	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Six months ended September 30,
	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	2020	2019
Ore Mined (tonne)	181,020	174,176	69,379	176,149	176,085	355,196	352,669
Ore Milled (tonne)	179,083	177,689	69,188	175,488	179,147	356,772	356,828
Head Grades
Silver (gram/tonne)	288	293	297	296	306	290	318
Lead (%)	4.4	4.6	4.6	4.6	4.5	4.5	4.5
Zinc (%)	0.7	0.8	1.0	0.9	0.8	0.8	0.9
Recoveries
Silver (%)	94.4	94.7	95.3	96.1	96.2	94.6	96.0
Lead (%)	96.1	96.2	95.7	96.3	95.7	96.1	95.7
Zinc (%)	57.9	63.8	67.7	70.3	58.6	60.9	58.5
Metal Sales
Silver (in thousands of ounce)	1,556	1,672	711	1,475	1,711	3,228	3,373
Gold (in thousands of ounce)	1.0	1.1	0.5	0.7	1.1	2.1	2.1
Lead (in thousands of pound)	15,585	17,779	8,322	14,912	16,389	33,364	31,225
Zinc (in thousands of pound)	1,384	2,037	865	2,882	1,428	3,421	3,518
Cash mining cost ($/tonne)	67.77	64.12	68.10	64.69	59.26	65.98	61.16
Shipping costs ($/tonne)	3.79	3.64	3.96	3.89	3.82	3.72	3.93
Cash milling costs ($/tonne)	8.50	8.45	11.53	10.99	9.81	8.48	9.48
Cash production costs ($/tonne)	80.06	76.21	83.59	79.57	72.89	78.18	74.57
All-in sustaining production costs ($/tonne)	132.36	116.99	195.78	126.43	117.37	124.74	123.24

Cash costs per ounce of silver ($)	(0.14)	(0.87)	0.30	(0.72)	(1.95)	(0.52)	(1.70)
All-in sustaining costs per ounce of silver ($)	6.63	4.14	11.86	5.57	3.40	5.34	4.10

i)	Q2 Fiscal 2021 vs. Q2 Fiscal 2020

In Q2 Fiscal 2021, the total ore mined at the Ying Mining District was 181,020 tonnes, up 3% or 4,935 tonnes compared to 176,085 tonnes mined in Q2 Fiscal 2020. Ore milled was 179,083 tonnes, a slight decrease compared to 179,147 tonnes in Q2 Fiscal 2020.

Head grades were 288 grams per tonne (“g/t”) for silver, 4.4% for lead, and 0.7% for zinc, compared to 306 g/t for silver, 4.5% for lead, and 0.8% for zinc in Q2 Fiscal 2020.

In Q2 Fiscal 2021, the Ying Mining District sold approximately 1.6 million ounces of silver, 1,000 ounces of gold, 15.6 million pounds of lead, and 1.4 million pounds of zinc, compared to 1.7 million ounces of silver, 1,100 ounces of gold, 16.4 million pounds of lead, and 1.4 million pounds of zinc in Q2 Fiscal 2020.

Total and cash mining costs per tonne at the Ying Mining District in Q2 Fiscal 2021 were $92.30 and $67.77 per tonne, respectively, compared to $85.63 and $59.26 per tonne in Q2 Fiscal 2020. The increase in the per tonne cash mining cost was mainly due to an increase of $1.2 million in drilling and related expenses arising from an increase of 32,533 metres of diamond drilling.

Total and cash milling costs per tonne at the Ying Mining District in Q2 Fiscal 2021 were $10.09 and $8.50, respectively, compared to $11.53 and $9.81 in Q2 Fiscal 2020. The decrease in per tonne milling costs was mainly due to a decrease of $0.2 million in raw material costs.

Correspondingly, the cash production cost per tonne of ore processed in Q2 Fiscal 2021 at the Ying Mining District was $80.06, compared to $72.89 in Q2 Fiscal 2020. The all-in sustaining production cost per tonne of ore processed was $132.36, up 13% compared to $117.37 in Q2 Fiscal 2020, but below the Company’s annual cost guidance. The increase was mainly due to the increase in per tonne cash mining costs and a $1.9 million increase in sustaining capital expenditures.

In Q2 Fiscal 2021, cash cost per ounce of silver, net of by-product credits, at the Ying Mining District was negative $0.14 compared to negative $1.95 in Q2 Fiscal 2020. All-in sustaining cost per ounce of silver, net of by-product credits, was $6.63 compared to $3.40 in Q2 Fiscal 2020. The increase was mainly due to i) the increase in per tonne production costs as discussed above; ii) a decrease of $1.7 million in by-product sales; iii) an increase of $1.9 million in sustaining capital expenditures; and iv) a decrease of 9% in silver sold.

In Q2 Fiscal 2021, approximately 59,540 metres or $2.0 million worth of diamond drilling (Q2 Fiscal 2020 –27,007 metres or $0.8 million) and 5,316 metres or $1.6 million worth of preparation tunnelling (Q2 Fiscal 2020 – 5,554 metres or $1.6 million) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 21,278 metres or $7.5 million worth of horizontal tunnels, raises, ramps and declines (Q2 Fiscal 2020 – 19,661 metres or $6.7 million) were completed and capitalized.

ii)	Six months ended September 30, 2020 vs. six months ended September 30, 2019

For the six months ended September 30, 2020, a total of 355,196 tonnes of ore were mined at the Ying Mining District, up 1% or 2,527 tonnes compared to 352,669 tonnes in the same prior year period. Ore milled was 356,772 tonnes, comparable to 356,828 tonnes in the same prior year period. Average head grades of ore processed were 290 g/t for silver, 4.5% for lead, and 0.8% for zinc compared to 318 g/t for silver, 4.5% for lead, and 0.9% for zinc, in the same prior year period.

During the same time period, the Ying Mining District sold approximately 3.2 million ounces of silver, 2,100 ounces of gold, 33.4 million pounds of lead, and 3.4 million pounds of zinc, compared to 3.4 million ounces of silver, 2,100 ounces of gold, 31.2 million pounds of lead, and 3.5 million pounds of zinc in the same prior year period.

For the six months ended September 30, 2020, the cash mining cost at the Ying Mining District was $65.98 per tonne, up 8% compared to $61.16 in the same prior year period. The increase was mainly due to an increase of $2.0 million in drilling and related expenses arising from an increase of 37,370 metres of diamond drilling. The cash milling cost was $8.48 per tonne, down 11% compared to $9.48 in the same prior year period.

Correspondingly, the cash production cost per tonne of ore processed was $78.18, up 5% compared to $74.57 in the prior year period. The all-in sustaining cash production costs per tonne of ore processed were $124.74, up 1%, compared to $123.24 in the same prior year period, but below the Company’s annual cost guidance.

For the six months ended September 30, 2020, the cash cost per ounce of silver and all-in sustaining cost per ounce of silver, net of by-product credits, at the Ying Mining District, were negative $0.52 and $5.34 respectively, compared to negative $1.70 and $4.10 in the same prior year period. The increase was mainly due to i) the increase in per tonne production costs; ii) a decrease of $2.1 million in by-product credits; and iii) a decrease of 4% in silver sold.

For the six months ended September 30, 2020, approximately 88,025 metres or $3.4 million worth of underground diamond drilling (same prior year period – 50,655 metres or $1.4 million) and 11,523 metres or $2.8 million worth of preparation tunnelling (same prior year period – 11,949 metres or $3.3 million) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 44,386 metres or $15.3 million worth of horizontal tunnels, raises, and declines (same prior year period – 40,556 metres or $13.8 million) were completed and capitalized.

2.	GC Mine, Guangdong Province, China

GC Mine	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Six months ended September 30,
	September 30, 2020	June 30, 2020	March 31, 2020 December 31, 2019		September 30, 2019	2020	2019
Ore Mined (tonne)	86,833	80,379	37,216	86,437	83,172	167,212	163,980
Ore Milled (tonne)	84,850	84,637	33,243	89,372	86,134	169,487	167,996
Head Grades
Silver (gram/tonne)	81	93	94	96	100	87	97
Lead (%)	1.8	1.9	1.8	2.0	2.0	1.8	1.9
Zinc (%)	3.4	3.4	3.5	3.3	3.2	3.4	3.3
Recovery Rates
Silver (%) *	82.5	82.8	80.7	78.0	75.9	82.7	76.4
Lead (%)	89.2	89.8	90.4	90.4	88.3	89.5	88.5
Zinc (%)	87.3	87.3	87.7	85.5	86.1	87.3	85.9
Metal Sales
Silver (in thousands of ounce)	184	200	89	234	183	384	376
Lead (in thousands of pound)	2,966	3,106	1,332	3,867	2,680	6,072	5,686
Zinc (in thousands of pound)	6,027	4,921	2,194	5,471	5,227	10,948	10,471
Cash mining cost ($/tonne)	36.43	35.13	25.58	42.96	37.80	35.80	38.31
Cash milling cost ($/tonne)	12.04	11.95	16.36	14.01	12.72	12.00	13.27
Cash production cost ($/tonne)	48.47	47.08	41.94	56.97	50.52	47.80	51.58
All-in sustaining production costs ($/tonne)	69.07	65.84	88.18	71.03	62.94	67.49	65.09

Cash cost per ounce of silver ($)	(12.70)	(6.59)	(10.03)	(4.33)	(9.98)	(9.52)	(9.16)
All-in sustaining cost per ounce of silver ($)	(1.78)	2.41	8.31	2.18	(2.89)	0.40	(1.90)
* Silver recovery includes silver recovered in lead concentrate and silver recovered in zinc concentrate.

i)	Q2 Fiscal 2021 vs. Q2 Fiscal 2020

In Q2 Fiscal 2021, the total ore mined at the GC Mine was 86,833 tonnes, up 4% or 3,661 tonnes, compared to 83,172 tonnes in Q2 Fiscal 2020. Ore milled was 84,850 tonnes, a slight decrease of 1% or 1,284 tonnes, compared to 86,134 tonnes in Q2 Fiscal 2020.

Average head grades of ore processed at the GC Mine were 81 g/t for silver, 1.8% for lead, and 3.4% for zinc, compared to 100 g/t for silver, 2.0% for lead, and 3.2% for zinc in Q2 Fiscal 2020. Recovery rates of ore processed were 82.5% for silver, 89.2% for lead, and 87.3% for zinc, compared to 75.9% for silver, 88.3% for lead, and 86.1% for zinc in Q2 Fiscal 2020.

In Q2 Fiscal 2021, GC Mine sold approximately 184 thousand ounces of silver, 3.0 million pounds of lead, and 6.0 million pounds of zinc, compared to 183 thousand ounces of silver, 2.7 million pounds of lead, and 5.2 million pounds of zinc in Q2 Fiscal 2020.

Total and cash mining costs per tonne at the GC Mine in Q2 Fiscal 2021 were $44.93 and $36.43 per tonne, a decrease of 2% and 4%, respectively, compared to $45.81 and $37.80 per tonne in Q2 Fiscal 2020. The decrease in the cash mining cost was mainly due to a $0.3 million decrease in mining preparation costs. Total and cash milling costs per tonne at the GC Mine in Q2 Fiscal 2021 were $13.27 and $12.04, a decrease of 8% and 5%, respectively, compared to $14.38 and $12.72 in Q2 Fiscal 2020.

Correspondingly, the cash production cost per tonne of ore processed at the GC Mine was $48.47, down 4% compared to $50.52 in Q2 Fiscal 2020. The all-in sustaining production cost per tonne of ore processed was $69.07, up 10% compared to $62.94 in Q2 Fiscal 2020. The increase was mainly due to an increase of $0.5 million in sustaining capital expenditures.

In Q2 Fiscal 2021, the cash cost per ounce of silver, net of by-product credits, at the GC Mine, was negative $12.70 compared to negative $9.98 in Q2 Fiscal 2020. The decrease was mainly due to the decrease in per tonne production costs and an increase of $1.0 million in by-product sales.

All-in sustaining cost per ounce of silver, net of by-product credits, at the GC Mine was negative $1.78 compared to negative $2.89 in Q2 Fiscal 2020. The increase was mainly due to an increase of $0.5 million in sustaining capital expenditures offset by the decrease in cash cost per ounce of silver as discussed above.

In Q2 Fiscal 2021, approximately 11,734 metres or $0.5 million worth of underground diamond drilling (Q2 Fiscal 2020 – 5,941 metres or $0.3 million) and 2,377 metres or $0.3 million worth of tunnelling (Q2 Fiscal 2020 – 6,102 metres or $1.5 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 4,400 metres or $1.0 million worth of horizontal tunnels, raises, ramps and declines (Q2 Fiscal 2020 – 446 metres or $0.4 million) were completed and capitalized.

ii)	Six months ended September 30, 2020 vs. six months ended September 30, 2019

For the six months ended September 30, 2020, a total of 167,212 tonnes of ore were mined and 169,487 tonnes were milled at the GC Mine, an increase of 2% and 1%, respectively, compared to 163,980 tonnes mined and 167,996 tonnes milled in the same prior year period. Average head grades of ore milled were 87 g/t for silver, 1.8% for lead, and 3.4% for zinc compared to 97 g/t for silver, 1.9% for lead, and 3.3% for zinc, in the same prior year period.

During the same time period, the GC Mine sold approximately 384 thousand ounces of silver, 6.1 million pounds of lead, and 10.9 million pounds of zinc, compared to 376 thousand ounces of silver, 5.7 million pounds of lead, and 10.5 million pounds of zinc in the same prior year period.

For the six months ended September 30, 2020, the cash mining costs at the GC Mine was $35.80 per tonne, a decrease of 7% compared to $38.31 per tonne in the same prior year period. The cash milling costs was $12.00 per tonne, a decrease of 10% compared to $13.27 in the same prior year period. Correspondingly, the cash production costs per tonne of ore processed at the GC Mine was $47.80, a decrease of 7% compared to $51.58 in the same prior year period. The all-in sustaining cash production costs per tonne of ore processed was $67.49, an increase of 4% compared to $65.09 in the same prior year period.

For the six months ended September 30, 2020, the cash cost per ounce of silver and all-in sustaining cost per ounce of silver, net of by product credits, at the GC Mine, were negative $9.52 and $0.40 respectively, compared to negative $9.16 and negative $1.90 in the same prior year period.

For the six months ended September 30, 2020, approximately 19,946 metres or $1.1 million worth of underground diamond drilling (same prior year period – 13,911 metres or $0.6 million) and 5,835 metres or $0.8 million of tunnelling (same prior year period – 12,363 metres or $2.9 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 7,667 metres or $2.2 million of horizontal tunnels, raise, and declines (same prior year period – 943 metres or $0.7 million) were completed and capitalized.

OUTLOOK

Based on the year-to-date production levels, production costs, capital expenditures, and the expected production and costs for the remainder of the year, the Company is on track to meet its annual production and cost guidance.

Based on the year-to-date drilling completed, the Company expects its Fiscal 2021 drilling program to exceed its annual guidance. The Company is currently undertaking extensive drill programs at the Ying Mining District and GC Mine with two main objectives: i) areas with existing development and access are being re-examined to potentially define additional resources and reserves, which may lead to a substantial reduction in mining and sustaining capital costs associated with the tonnes identified, and ii) areas which may have been overlooked for potential gold mineralization are being tested for different alteration styles from the typical silver-lead zones.

Scientific and technical information contained in this news release has been reviewed and approved by Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company and a Qualified Person as such the term is defined in National Instrument 43-101 – Standards of Disclosure of Mineral Projects.

This earnings release should be read in conjunction with the Company's MD&A, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR under the Company’s profile at www.sedar.com and are also available on the Company's website at www.silvercorp.ca.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Any forward-looking statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District and the GC Mine; projected cash operating costs and all-in sustaining costs, and budgets, on a consolidated and mine-by-mine basis; projections included in the Company’s annual cost guidance; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws, as well as those risks and uncertainties discussed in the Company’s corresponding MD&A and other public filings of the Company. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those expressed or implied in the forward-looking statements.

The Company’s forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that while considered reasonable by management of the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and opinions include, but are not limited to, those related to the Company’s ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry. Other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

SILVERCORP METALS INC.
Consolidated Statements of Financial Position
(Unaudited - Expressed in thousands of U.S. dollars)

	As at September 30,	As at March 31,
	2020	2020
ASSETS
Current Assets
Cash and cash equivalents	$95,320	$65,777
Short-term investments	104,763	76,742
Trade and other receivables	1,365	1,178
Current portion of lease receivable	200	186
Inventories	6,705	8,430
Due from related parties	52	1,519
Income tax receivable	-	1,093
Prepaids and deposits	4,954	3,254
	213,359	158,179

Non-current Assets
Long-term prepaids and deposits	647	390
Long-term portion lease receivable	273	348
Reclamation deposits	8,000	9,230
Investment in an associate	51,587	44,555
Other investments	16,425	8,750
Plant and equipment	70,124	66,722
Mineral rights and properties	243,470	224,586
TOTAL ASSETS	$603,885	$512,760

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$34,983	$23,129
Current portion of lease obligation	611	567
Deposits received	4,568	3,195
Income tax payable	3,861	937
	44,023	27,828
Non-current Liabilities
Long-term portion of lease obligation	1,313	1,502
Deferred income tax liabilities	38,872	35,758
Environmental rehabilitation	9,098	8,700
Total Liabilities	93,306	73,788

Equity
Share capital	248,171	243,926
Equity reserves	10,793	(21,142)
Retained earnings	174,683	145,898
Total equity attributable to the equity holders of the Company	433,647	368,682

Non-controlling interests	76,932	70,290
Total Equity	510,579	438,972

TOTAL LIABILITIES AND EQUITY	$603,885	$512,760

SILVERCORP METALS INC.
Consolidated Statements of Income
(Unaudited - Expressed in thousands of U.S. dollars, except for per share figures)

	Three Months Ended September 30,		Six Months Ended September 30,
	2020	2019	2020	2019

Revenue	$56,372	$49,886	$103,077	$95,462
Cost of mine operations
Production costs	19,688	17,290	37,435	35,290
Depreciation and amortization	5,592	5,814	11,332	11,683
Mineral resource taxes	1,433	1,408	2,769	2,659
Government fees and other taxes	648	496	1,188	1,090
General and administrative	2,339	2,211	4,396	4,340
	29,700	27,219	57,120	55,062
Income from mine operations	26,672	22,667	45,957	40,400

Corporate general and administrative	2,784	2,583	5,471	4,936
Property evaluation and business development	126	107	(3,659)	173
Foreign exchange loss (gain)	1,349	(797)	4,019	57
Loss on disposal of plant and equipment	19	121	211	263
Gain on disposal of mineral rights and properties	-	-	-	(1,477)
Share of loss in associate	319	244	480	525
Dilution gain on investment in associate	-	-	-	(723)
Reclassification of other comprehensive income upon ownership dilution of investment in associate	-	-	-	(21)
Gain on equity investments designated as FVTPL	(2,771)	-	(8,237)	-
Other expense (income)	69	291	(179)	490
Income from operations	24,777	20,118	47,851	36,177

Finance income	741	818	1,688	1,747
Finance costs	(84)	(136)	(231)	(311)
Income before income taxes	25,434	20,800	49,308	37,613

Income tax expense	5,877	5,139	11,259	4,651
Net income	$19,557	$15,661	$38,049	$32,962

Attributable to:
Equity holders of the Company	$15,472	$12,221	$30,963	$24,828
Non-controlling interests	4,085	3,440	7,086	8,134
	$19,557	$15,661	$38,049	$32,962

Earnings per share attributable to the equity holders of the Company
Basic earnings per share	$0.09	$0.07	$0.18	$0.15
Diluted earnings per share	$0.09	$0.07	$0.18	$0.14
Weighted Average Number of Shares Outstanding - Basic	174,688,227	170,842,478	174,344,733	170,419,199
Weighted Average Number of Shares Outstanding - Diluted	177,112,569	171,904,531	176,697,376	171,261,945

SILVERCORP METALS INC.
Consolidated Statements of Cash Flow
(Unaudited - Expressed in thousands of U.S. dollars)

	Three Months Ended September 30,		Six Months Ended September 30,
	2020	2019	2020	2019
Cash provided by
Operating activities
Net income	$19,557	$15,661	$38,049	$32,962
Add (deduct) items not affecting cash:
Finance costs	84	136	231	311
Depreciation, amortization and depletion	6,029	6,203	12,177	12,423
Share of loss in associate	319	244	480	525
Dilution gain on investment in associate	-	-	-	(723)
Reclassification of other comprehensive loss upon ownership dilution of investment in associate	-	-	-	(21)
Income tax expense (recovery)	5,877	5,139	11,259	4,651
Gain on equity investments designated as FVTPL	(2,771)	-	(8,237)	-
Loss on disposal of plant and equipment	19	121	211	263
Gain on disposal of mineral rights and properties	-	-	-	(1,477)
Share-based compensation	1,032	701	1,755	1,026
Reclamation expenditures	-	(63)	(68)	(74)
Income taxes paid	(3,074)	(1,011)	(5,823)	(2,930)
Interest paid	(25)	(32)	(50)	(105)
Changes in non-cash operating working capital	2,544	(870)	9,759	(715)
Net cash provided by operating activities	29,591	26,229	59,743	46,116

Investing activities
Mineral rights and properties
Capital expenditures	(8,853)	(7,239)	(16,714)	(14,009)
Proceeds on disposals	-	1,455	-	6,146
Plant and equipment
Additions	(2,189)	(2,158)	(2,995)	(4,329)
Proceeds on disposals	-	2	1	3
Reclamation deposits
Paid	(11)	(1,543)	(261)	(1,549)
Refund	30	-	1,805	-
Other investments
Acquisition	(5,865)	(1,726)	(11,403)	(1,726)
Proceeds on disposals	1,232	1,266	17,806	1,266
Investment in associate	-	(187)	(5,805)	(3,210)
Net redemptions (purchases) of short-term investments	(16,341)	(9,543)	(15,451)	(33,618)
Principal received on lease receivable	49	9	94	36
Net cash used in investing activities	(31,948)	(19,664)	(32,923)	(50,990)

Financing activities
Related parties
Repayments received	-	-	1,423	-
Bank loan
Repayment	-	-	-	(4,369)
Principal payments on lease obligation	(138)	(187)	(270)	(288)
Non-controlling interests
Distribution	-	(3,259)	(3,239)	(3,259)
Cash dividends distributed	-	-	(2,178)	(2,125)
Proceeds from issuance of common shares	1,854	4,857	2,686	5,077
Net cash provided by (used in) financing activities	1,716	1,411	(1,578)	(4,964)
Effect of exchange rate changes on cash and cash equivalents	1,937	(1,207)	4,301	(1,511)

Increase (decrease) in cash and cash equivalents	1,296	6,769	29,543	(11,349)

Cash and cash equivalents, beginning of the period	94,024	49,323	65,777	67,441
Cash and cash equivalents, end of the period	$95,320	$56,092	$95,320	$56,092

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Consolidated		Three months ended September 30,			Six months ended September 30,
		2020	2019	Changes	2020	2019	Changes
Production Data
Mine Data
	Ore Mined (tonne)	267,853	259,257	3%	522,408	516,649	1%
	Ore Milled (tonne)	263,933	265,281	-1%	526,259	524,824	0%

	Head Grades
	Silver (gram/tonne)	221	238	-7%	225	246	-9%
	Lead (%)	3.5	3.6	-2%	3.6	3.7	-2%
	Zinc (%)	1.6	1.6	0%	1.6	1.6	1%

	Recovery Rates
	Silver (%)	93.0	93.4	0%	93.1	93.5	0%
	Lead (%)	94.9	94.4	1%	95.1	94.5	1%
	Zinc (%)	78.0	76.9	1%	78.9	76.3	3%

Cost Data
+	Mining cost per tonne of ore mined ($)	76.95	72.85	6%	75.46	75.12	0%
	Cash mining cost per tonne of ore mined ($)	57.61	52.37	10%	56.32	53.91	4%
	Depreciation and amortization charges per tonne of ore mined ($)	19.34	20.48	-6%	19.14	21.21	-10%

+	Unit shipping costs ($)	2.57	2.60	-1%	2.54	2.69	-6%

+	Milling costs per tonne of ore milled ($)	11.11	12.46	-11%	11.08	12.47	-11%
	Cash milling costs per tonne of ore milled ($)	9.64	10.76	-10%	9.61	10.69	-10%
	Depreciation and amortization charges per tonne of ore milled ($)	1.47	1.70	-14%	1.47	1.78	-17%

+	Cash production cost per tonne of ore processed ($)	69.82	65.73	6%	68.47	67.29	2%
+	All-in sustaining cost per tonne of ore processed ($)	124.24	109.51	13%	118.46	114.80	3%

+	Cash cost per ounce of Silver, net of by-product credits ($)	(2.09)	(2.72)	23%	(1.77)	(2.45)	28%
+	All-in sustaining cost per ounce of silver, net of by-product credits ($)	6.99	4.15	68%	6.28	4.91	28%

Concentrate inventory
	Lead concentrate (tonne)	1,327	4,176	-68%	1,327	4,176	-68%
	Zinc concentrate (tonne)	635	586	8%	635	586	8%

Sales Data
Metal Sales
	Silver (in thousands of ounces)	1,740	1,894	-8%	3,612	3,749	-4%
	Gold (in thousands of ounces)	2.2	1.1	100%	3.3	2.1	57%
	Lead (in thousands of pounds)	18,551	19,069	-3%	39,436	36,911	7%
	Zinc (in thousands of pounds)	7,411	6,655	11%	14,369	13,989	3%

Revenue
	Silver (in thousands of $)	33,047	27,439	20%	59,233	50,997	16%
	Gold (in thousands of $)	3,016	1,314	130%	4,493	2,396	88%
	Lead (in thousands of $)	14,387	16,202	-11%	28,761	31,380	-8%
	Zinc (in thousands of $)	5,236	4,045	29%	9,391	9,197	2%
	Other (in thousands of $)	685	886	-23%	1,199	1,492	-20%
		56,371	49,886	13%	103,077	95,462	8%

Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	18.99	14.49	31%	16.40	13.60	21%
	Gold ($ per ounce)	1,371	1,195	15%	1,362	1,141	19%
	Lead ($ per pound)	0.78	0.85	-8%	0.73	0.85	-14%
	Zinc ($ per pound)	0.71	0.61	16%	0.65	0.66	-2%

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Ying Mining District		Three months ended September 30,			Six months ended September 30,
		2020	2019	Changes	2020	2019	Changes
Production Data
Mine Data
	Ore Mined (tonne)	181,020	176,085	3%	355,196	352,669	1%
	Ore Milled (tonne)	179,083	179,147	0%	356,772	356,828	0%

	Head Grades
	Silver (gram/tonne)	288	306	-6%	290	318	-9%
	Lead (%)	4.4	4.5	-3%	4.5	4.5	0%
	Zinc (%)	0.7	0.8	-8%	0.8	0.9	-16%

	Recovery Rates
	Silver (%)	94.4	96.2	-2%	94.6	96.0	-1%
	Lead (%)	96.1	95.7	0%	96.1	95.7	0%
	Zinc (%)	57.9	58.6	-1%	60.9	58.5	4%

Cost Data
+	Mining cost per tonne of ore mined ($)	92.30	85.63	8%	90.16	88.55	2%
	Cash mining cost per tonne of ore mined ($)	67.77	59.26	14%	65.98	61.16	8%
	Depreciation and amortization charges per tonne of ore mined ($)	24.53	26.37	-7%	24.18	27.39	-12%

+	Unit shipping costs ($)	3.79	3.82	-1%	3.72	3.93	-5%

+	Milling costs per tonne of ore milled ($)	10.09	11.53	-12%	10.07	11.23	-10%
	Cash milling cost per tonne of ore milled ($)	8.50	9.81	-13%	8.48	9.48	-11%
	Depreciation and amortization charges per tonne of ore milled ($)	1.59	1.72	-8%	1.59	1.75	-9%

+	Cash production cost per tonne of ore processed ($)	80.06	72.89	10%	78.18	74.57	5%
+	All-in sustaining cost per tonne of ore processed ($)	132.36	117.37	13%	124.74	123.24	1%

+	Cash cost per ounce of Silver, net of by-product credits ($)	(0.14)	(1.95)	93%	(0.52)	(1.70)	69%
+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	6.63	3.40	95%	5.34	4.10	30%

Concentrate inventory
	Lead concentrate (tonne)	1,206	3,580	-66%	1,206	3,580	-66%
	Zinc concentrate (tonne)	378	550	-31%	378	550	-31%

Sales Data
Metal Sales
	Silver (in thousands of ounces)	1,556	1,711	-9%	3,228	3,373	-4%
	Gold (in thousands of ounces)	1.0	1.1	-9%	2.1	2.1	0%
	Lead (in thousands of pounds)	15,585	16,389	-5%	33,364	31,225	7%
	Zinc (in thousands of pounds)	1,384	1,428	-3%	3,421	3,518	-3%

Revenue
	Silver (in thousands of $)	30,506	25,481	20%	54,613	47,211	16%
	Gold (in thousands of $)	1,492	1,314	14%	2,969	2,396	24%
	Lead (in thousands of $)	12,148	13,945	-13%	24,494	26,638	-8%
	Zinc (in thousands of $)	1,071	960	12%	2,442	2,624	-7%
	Other (in thousands of $)	454	598	-24%	839	1,203	-30%
		45,671	42,298	8%	85,357	80,072	7%
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	19.61	14.89	32%	16.92	14.00	21%
	Gold ($ per ounce)	1,492	1,195	25%	1,414	1,141	24%
	Lead ($ per pound)	0.78	0.85	-8%	0.73	0.85	-14%
	Zinc ($ per pound)	0.77	0.67	15%	0.71	0.75	-5%

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

GC Mine		Three months ended September 30,			Six months ended September 30,
		2020	2019	Changes	2020	2019	Changes
Production Data
Mine Data
	Ore Mined (tonne)	86,833	83,172	4%	167,212	163,980	2%
	Ore Milled (tonne)	84,850	86,134	-1%	169,487	167,996	1%

	Head Grades
	Silver (gram/tonne)	81	100	-19%	87	97	-10%
	Lead (%)	1.8	2.0	-10%	1.8	1.9	-5%
	Zinc (%)	3.4	3.2	6%	3.4	3.3	3%

	Recovery Rates
	Silver (%) *	82.5	75.9	9%	82.7	76.4	8%
	Lead (%)	89.2	88.3	1%	89.5	88.5	1%
	Zinc (%)	87.3	86.1	1%	87.3	85.9	2%

Cost Data
+	Mining cost per tonne of ore mined ($)	44.93	45.81	-2%	44.24	46.22	-4%
	Cash mining cost per tonne of ore mined ($)	36.43	37.80	-4%	35.80	38.31	-7%
	Depreciation and amortization charges per tonne of ore mined ($)	8.50	8.01	6%	8.44	7.91	7%

+	Milling cost per tonne of ore milled ($)	13.27	14.38	-8%	13.21	15.12	-13%
	Cash milling cost per tonne of ore milled ($)	12.04	12.72	-5%	12.00	13.27	-10%
	Depreciation and amortization charges per tonne of ore milled ($)	1.23	1.66	-26%	1.21	1.85	-35%

+	Cash production cost per tonne of ore processed ($)	48.47	50.52	-4%	47.80	51.58	-7%
+	All-in sustaining cost per tonne of ore processed ($)	69.07	62.94	10%	67.49	65.09	4%

+	Cash cost per ounce of Silver, net of by-product credits ($)	(12.70)	(9.98)	-27%	(9.52)	(9.16)	-4%
+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	(1.78)	(2.89)	38%	0.40	(1.90)	121%

Concentrate inventory
	Lead concentrate (tonne)	121	596	-80%	121	596	-80%
	Zinc concentrate (tonne)	257	36	615%	257	36	615%

Sales Data
Metal Sales
	Silver (in thousands of ounces)	184	183	1%	384	376	2%
	Lead (in thousands of pounds)	2,966	2,680	11%	6,072	5,686	7%
	Zinc (in thousands of pounds)	6,027	5,227	15%	10,948	10,471	5%

Revenue
	Silver (in thousands of $)	2,541	1,958	30%	4,620	3,786	22%
	Lead (in thousands of $)	2,239	2,257	-1%	4,267	4,742	-10%
	Zinc (in thousands of $)	4,165	3,085	35%	6,949	6,573	6%
	Other (in thousands of $)	231	288	-20%	360	289	25%
		9,176	7,588	21%	16,196	15,390	5%

Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce) **	13.81	10.70	29%	12.03	10.07	19%
	Lead ($ per pound)	0.75	0.84	-11%	0.70	0.83	-16%
	Zinc ($ per pound)	0.69	0.59	17%	0.63	0.63	0%

* Silver recovery includes silver recovered in lead concentrate and silver recovered in zinc concentrate.
** Silver in zinc concentrate is subjected to higher smelter and refining charges which lowers the net silver selling price.